Exhibit 12
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
THE ANDERSONS, INC.
(Dollars in thousands)

	Six months ended
	June 30,
	2011	2010
Computation of earnings
Pretax income (a)	$79,446	$45,831
Add:
Interest expense on indebtedness	14,898	9,298
Amortization of debt issue costs	561	1,097
Interest portion of rent expense (b)	4,009	4,541
Distributed income of equity investees	15,291	5,833

Earnings	$114,205	$66,600

Computation of fixed charges
Interest expense on indebtedness	$14,898	$9,298
Amortization of debt issue costs	561	1,097
Interest portion of rent expense (b)	4,009	4,541

Fixed charges	$19,468	$14,936

Ratio of earnings to fixed charges	5.87	4.46

(a)	Pretax income as presented is income from continuing operations before adjustment for income or loss from equity investees.

(b)	The portion of rent expense on operating leases included in the calculation of the fixed charges ratio above is a reasonable approximation of the interest factor on those agreements.

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